SEC exemption # 82-5124 CIK # 1140738

NSIDER REPORT
ee instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial [redacted] Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure ... al Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the ... ed in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information ... ic Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

02042948

X 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Ripped Canada Artists Inc.

X 2. INSIDER DATA 82-5124

ELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 04 04 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

HANGE IN ELATIONSHIP ROM LAST REPORT: YES ☐ NO ☒

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Curran
GIVEN NAMES: Andrew
NO.: 2048 STREET: Senaca Drive APT.:
CITY: Oakville
PROV.: Ontario POSTAL CODE: L6L-1A9
BUSINESS TELEPHONE NUMBER: 416-363-2114
BUSINESS FAX NUMBER: 416-363-9982
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES ☐ NO ☒

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☐ ALBERTA
- ☐ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SOCITA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☒ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

X 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ ESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	683,550	06 03 02	10	4000		.33				
	687,550	18 03 02	10	20000		.17				
	707,550	15 03 02	10		16,000	.20				
	691,550	25 03 02	10	15000		.18				
	706,550	05 03 02	10	20000			.056			
	726,550	11 03 02	10	5000			.03			
	731,550	15 03 02	10	15,000			.03			

02 JUL 30 AM 9:52

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

TACHMENT ☒ YES ☐ NO

s form is used as a uniform report for the insider reporting requirements der all provincial securities Acts, *Bank Act, Cooperative Credit Associations t, Insurance Companies Act, Trust and Loan Companies Act* and *nada Business Corporations Act*. The terminology used is generic to commodate the various Acts.

RRESPONDENCE ☒ ENGLISH ☐ FRENCH

P A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

DURHAM CO. INC.

BOX 6. REMARKS

dlw 7/30

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Andrew Curran

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 28 06 02

SEC exemption # 82-5124 CIK # 1140738

NSIDER REPORT
ʼee instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

X 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RIPPED CANADA ARTISTS INC.

X 2. INSIDER DATA

LATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 04 04 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

HANGE IN ELATIONSHIP ROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CURRAH
GIVEN NAMES: ANDREW
NO: 2048 STREET: SENACA DRIVE APT.:
CITY: OAKVILLE
PROV.: ONTARIO POSTAL CODE: L6L 1A9
BUSINESS TELEPHONE NUMBER: 416-363-2114
BUSINESS FAX NUMBER: 416-363-9982
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ NEWFOUNDLAND
☐ BRITISH COLUMBIA ☐ NOVA SOCITA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT
☐ CCAA ☐ QUEBEC
☐ ICA
☐ TLCA ☐ SASKATCHEWAN
☐ CBCA
☐ MANITOBA ☒ UNITED STATES
☐ NASDAQ
☒ SEC

X 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ SIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	746,550	18 03 02	10	15000			03			
	761,550	18 03 02	10	15000			03			
	776,550	19 03 02	10	15,000			03			
	791,550	20 03 02	10	8,000			03			
	799,550	22 03 02	10	300			05			
	799,850	17 04 02	10	5000			05			
	804,850	17 04 02	10	10,000			03			

TACHMENT ☒ YES ☐ NO

is form is used as a uniform report for the insider reporting requirements ɪer all provincial securities Acts, Bank Act, Cooperative Credit Associations ɪ, Insurance Companies Act, Trust and Loan Companies Act and ɪnada Business Corporations Act. The terminology used is generic to ommodate the various Acts.

RRESPONDENCE ☒ ENGLISH ☐ FRENCH

P A COPY FOR YOUR FILE

DURHAM CO. INC.

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW CURRAH
SIGNATURE: [signature]
DATE OF THE REPORT (DAY MONTH YEAR): 28 06 02

SEC exemption # 82-5124 CIK #1140738

NSIDER REPORT
ee instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act.* Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

X 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RIPPED CANADA ARTISTS INC.

X 2. INSIDER DATA

ELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 04 04 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

HANGE IN ELATIONSHIP ROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CURRAH

GIVEN NAMES: ANDREW

NO.: 2048 STREET: SENACA DRIVE APT.:

CITY: OAKVILLE

PROV.: ONTARIO POSTAL CODE: L6L 1A9

BUSINESS TELEPHONE NUMBER: 416-363-2114

BUSINESS FAX NUMBER: 416-363-9982

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [ ] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SOCITA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [X] UNITED STATES
  - [ ] NASDAQ
  - [X] SEC

X 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ ESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHEREOF OWERNSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	814,850	17 04 02	10	10,000			03			
	824,850	18 04 02	10	5,000			05			
	829,850	19 04 02	10	20,000			04			
	849,850	19 04 02	10	40,000			045			
	859,850	19 04 02	10	10,000			05			
	869,850	15 05 02	10	25,000			10			
	894,850	09 05 02	10		14000		15			

BOX 6. REMARKS

TACHMENT [X] YES [ ] NO

is form is used as a uniform report for the insider reporting requirements der all provincial securities Acts, *Bank Act, Cooperative Credit Associations t, Insurance Companies Act, Trust and Loan Companies Act* and *nada Business Corporations Act.* The terminology used is generic to ommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

RRESPONDENCE [X] ENGLISH [ ] FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW CURRAH

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 28 06 02

P A COPY FOR YOUR FILE

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

A DURHAM CO. INC.

Ske exemption # 82-5124 CIK # 1140738

›SIDER REPORT
›ee instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

‹ 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

RIPPED CANADA ARTISTS INC.

‹ 2 INSIDER DATA

›LATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED — DAY MONTH YEAR: 04 04 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY MONTH YEAR: ____

›ANGE IN ›LATIONSHIP ›OM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CURRAH

GIVEN NAMES: ANDREW

NO.: 2048 STREET: SENACA DRIVE APT.:

CITY: OAKVILLE

PROV.: ONTARIO POSTAL CODE: L6L-1A9

BUSINESS TELEPHONE NUMBER: 416-363-2114

BUSINESS FAX NUMBER: 416-363-9982

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☐ ALBERTA
- ☐ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SOCITA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☒ UNITED STATES
  - ☐ NASDAQ
  - ☒ SEC

‹ 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE EXERCISE PRICE	$ U.S.	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHEREOF OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
	880,850	15 05 02	10		50,000	.12				
	830,850	27 05 02	10		85,000	.20				
	745,850	06 05 02	10	5000			.07			
	750,850	28 05 02	10	40000			.08			
	790,850	01 06 02	95	962,140		.10				
	1752,990									

BOX 6. REMARKS

›ACHMENT ☒ YES ☐ NO

› form is used as a uniform report for the insider reporting requirements ›or all provincial securities Acts, *Bank Act, Cooperative Credit Associations* ›*Insurance Companies Act, Trust and Loan Companies Act* and ›*ada Business Corporations Act*. The terminology used is generic to ›ommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

›RESPONDENCE ☒ ENGLISH ☐ FRENCH

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANDREW CURRAH

SIGNATURE: [signature]

DATE OF THE REPORT — DAY MONTH YEAR: 28 06 02

› A COPY FOR YOUR FILE

› DURHAM CO. INC.

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE